Exhibit 99.2

Penn West Petroleum Ltd.

Annual General Meeting of Shareholders

June 4, 2014

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual General Meeting of shareholders (“Shareholders”) of Penn West Petroleum Ltd. (the “Corporation”) held on June 4, 2014 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2014 Annual General Meeting and Management Proxy Circular dated May 1, 2014 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
James E. Allard	219,161,289	96.32%	8,362,070	3.68%
George H. Brookman	224,128,624	98.51%	3,394,735	1.49%
John Brydson	225,263,067	99.01%	2,260,292	0.99%
Gillian H. Denham	218,655,517	96.10%	8,867,842	3.90%
Richard L. George	219,106,074	96.30%	8,417,285	3.70%
David E. Roberts	225,288,216	99.02%	2,235,143	0.98%
James C. Smith	219,473,288	96.46%	8,050,071	3.54%
Jay W. Thornton	219,572,125	96.51%	7,951,235	3.49%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Corporation’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
196,993,227	86.59%	30,518,041	13.41%